

May 30, 2025

Grant Brackebusch
Chief Financial Officer
Idaho Strategic Resources, Inc.
201 N. Third Street
Coeur d'Alene, ID 83814

   Re: Idaho Strategic Resources, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2024
     Response Dated May 14, 2025
     File No. 001-41320

Dear Grant Brackebusch:

  We have reviewed your May 14, 2025 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 30, 2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024

Cash Costs and All-In Sustaining Costs Reconciliations to Generally Accepted Accounting Principles ("GAAP"), page 41

1. We note your response to prior comment 2 stating that sustaining capital adjustments made in computing AISC include depreciation "that sustains production activities" although you do not indicate the extent to which depreciation and amortization correlates with that criteria or identify the other components, and you have not submitted any proposed disclosure revisions.

  Given that your depreciation and amortization expense was $1,953,388 and $1,466,703 for 2024 and 2023, while your "sustaining capital" adjustment was $3,385,893 and $2,458,737 for these periods, further details appear to be necessary to adequately describe the composition of the adjustments.

Please expand your disclosure to explain how the sustaining capital adjustments are calculated or estimated for each period, and provide specific details about the change in computation made in 2024, including quantification of the items involved and your rationale. Please clarify whether you regard all of the depreciation and amortization reported in the financial statements as a component of this adjustment or only a portion, and explain how the amount included was determined to have the quality of sustaining production activities, considering that it is a historical cost and the ability to sustain future production activities implies an incremental future cost.

Please identify the other components that comprise your sustaining capital adjustments and explain how these components have changed each period and state the reasons. We reissue prior comment 2.

Financial Statements
Note 2 - Summary of Significant Accounting Policies Mine Exploration and Development Costs, page F-9

2.   We understand from your response to prior comment 4 that you have used combined estimates of inferred, indicated, and measured resources as well as proven and probable reserves in calculating depreciation and amortization expense, and that you intend to include disclosure that would describe this as "utilizing a systematic manner of recoverable tonnes of mineral resources and reserves," although you propose to discontinue the practice of including inferred resources in the computation.

Please explain to us whether your reference to "recoverable" tonnes is correlated with any historical adjustments to the resource and reserve estimates in determining the quantities utilized in your calculations of depreciation and amortization expense.

Given the criteria in FASB ASC 360-10-35-4, requiring an allocation of costs over the "expected useful life" of the asset in a "systematic and rational" manner, your accounting policy related to depreciation and amortization expense should clarify the extent to which resources that are excluded from the cash flow analyses and life-of-mine plans underlying estimates of proven and probable reserves in the technical report summary, are nevertheless considered to be part of the expected useful life of the mine in allocating costs that have been capitalized (based on the units-of-production method), along with your rationale and representation in this regard.

Under these circumstances you should also discuss this approach as a critical accounting policy in MD&A, along with further details of your rationale, to include material assumptions and uncertainties. For example, discuss the nature and type of mineralization, the degree to which continuity has been established, drill hole spacing for the respective resource categories, extent of interpolation vs. extrapolation applied in the estimatations, and extent of recent conversions of resources to reserves.

If your expectations of useful life involve assumptions based on matters that are highlty uncertain and reasonably likely to change, these should be identified and discussed in terms of their particular sensitivity to change, and updated each period to identify any material instances of actual experience that does not align with those assumptions and the implications. If you include resource quantities for which either economic viability has not been established, or a decision to mine has not yet been made, further details should be provided to clarify why these are appropriately considered to be part of the expected useful life of the mine, in your view.

Given the different levels of uncertainty associated with each category of resources, also clarify the extent to which you have risk adjusted the volumes, as would appear to be necessary in establishing an appropriate view on the expected useful life of the mine, for use in your calculations of depreciation and amortization expense.

Please submit the revisions that you propose to each section of the filing to address the concerns outlined in each comment above along with your response.

Please contact Jenifer Gallagher at 202-551-3706 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation